Exhibit (k)(3)

Execution Copy

SECOND AMENDMENT TO CREDIT AGREEMENT

This Second Amendment to Credit Agreement (this "Amendment") is dated as of September 29, 2020, by and between the Agent, the Lenders and SPE 1, as the Borrower.

Recitals:

Reference is made to that certain Credit Agreement entered into as of January 8, 2020, as amended by the First Amendment and Waiver to Credit Agreement, dated as of March 31, 2020 (the “Credit Agreement”), by and among Trinity Funding 1, LLC, a Delaware limited liability company (“SPE 1” or the “Borrower”), the financial institutions from time to time parties thereto (each such financial institution (including any Conduit Lender), a “Lender” and collectively, the “Lenders”), each Funding Agent representing a group of Lenders, Credit Suisse AG, New York Branch (“CSNY”), as agent (in such capacity, the “Agent”) for the Lenders, Wells Fargo Bank, National Association, not in its individual capacity, but solely as paying agent (the “Paying Agent”) and Wells Fargo Bank, National Association, not in its individual capacity, but solely as custodian (the “Custodian”).

Pursuant to Section 10.2 of the Credit Agreement, any amendment to or waiver of any provision of the Credit Agreement shall only be effective if in writing and signed by the Agent, on behalf of the Lenders and each Funding Agent, and the Borrower; provided that no such amendment or waiver shall (i) reduce the amount of or extend the maturity of any Advance or reduce the rate or extend the time of payment of interest thereon, or reduce or alter the timing of any other amount payable to any Lender hereunder, including amending or modifying any of the definitions related to such terms, in each case without the consent of the Lenders affected thereby, (ii) waive any provision of such Section 10.2, or reduce the percentage specified in the definition of the Majority Lenders, in each case without the written consent of all Lenders, (iii)  waive any provision of Sections 7.14 through 7.25 thereof without the written consent of all Funding Agents, or (iv) affect the rights or duties of the Paying Agent, Custodian, Collection Account Bank, Servicer or Back-Up Servicer under the Credit Agreement without the written consent of such Paying Agent, Custodian, Collection Account Bank, Servicer or Back-Up Servicer, respectively.

In consideration of the premises and of the mutual covenants contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.       Defined Terms.

All capitalized terms used herein but not defined herein shall have the meanings set forth in the Credit Agreement.

Section 2.       Amendment.

(a)                The following definitions set forth in Exhibit A to the Credit Agreement in effect immediately prior to the date hereof are hereby amended and revised to delete the red, stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the blue, double underlined text (indicated textually in the same manner as the following example: underlined text) as follows:

“Eligible Asset” shall mean an Asset:

(i)	which meets all of the Eligibility Criteria; and

(ii)	was acquired by ~~a~~ the Borrower pursuant to a Sale and Contribution Agreement ~~(or with respect to certain Eligible Assets on the Closing Date and prior to the Fund II License Surrender Date with respect to Fund II and with Fund III License Surrender Date, with respect to Fund III, originated by Fund II or Fund III, as applicable)~~ and has not been transferred in connection with a Takeout Transaction or otherwise sold or encumbered by ~~a~~ the Borrower except as permitted hereunder~~.~~;

provided, that for purposes of calculating the Borrowing Base, for all Eligible Assets acquired by the Borrower after the Initial Borrowing Date, only Eligible Assets which have been agreed to by the Agent as Eligible Assets for purposes of calculating the Borrowing Base shall be deemed Eligible Assets for such purpose.

"Transaction Documents” shall mean this Agreement, the Loan Notes, the Security Agreement, each Fee Letter, the Custodial and Paying Agent Fee Letter, the Servicing Agreement, the Custodial Agreement, the Sale and Contribution Agreements, the Lockbox Agreements, the Securities Establishment and Control Agreements, each Hedge Agreement, the Indemnity Agreement and any other agreements, instruments, certificates or documents delivered hereunder or thereunder or in connection herewith or therewith, and “Transaction Document” shall bean any of the Transaction Documents.

(b)                Exhibit A of the Credit Agreement is hereby amended by adding the following definition after the defined term “Indemnitees”:

“Indemnity Agreement” shall mean that certain Indemnity Agreement, dated as of September 29, 2020, made by and between Trinity Capital Inc. and Credit Suisse AG, New York Branch.

(c)                Section 3.3(A) of the Credit Agreement is hereby amended by adding the following clause (xii) at the end of such Section 3.3(A):

(xii)        Outside Counsel Review. Outside counsel to each of the Borrower and to the Agent shall have received and reviewed any and all related documentation to the transfer of Assets to the Borrower (including, without limitation, the related Additional Asset Supplements, any assignments, and the related Custodian Files) in connection with each Advance until such time that the Agent, in its sole and absolute discretion, no longer requires the same and at the expense of the Borrower, to be paid at the time of the making of the Advance or at such time otherwise agreed to by the Agent and the Borrower.

(d)                Section 5.1 of the Credit Agreement is hereby amended by adding the following clauses (X), (Y) and (Z) at the end of such Section 5.1:

(X)        Outside Counsel Review. Outside counsel to each of the Borrower and to the Agent shall have received and reviewed any and all related documentation to any transfer of Assets to or from the Borrower (including, without limitation, the related Additional Asset Supplements, any assignments, and the related Custodian Files) on a date in which an Advance is not made in connection with such transfer, until such time that the Agent, in its sole and absolute discretion, no longer requires the same and at the expense of the Borrower, to be paid at the time of such transfer or at such time otherwise agreed to by the Agent and the Borrower

(Y)       Warrants. By no later than October 30, 2020, each warrant transferred to the Borrower since the Closing Date shall either be re-issued in the name of the Borrower or a warrant assignment agreement, in such form agreed to by the Borrower and the Agent, shall have been executed by the related Obligor, the related Originator and the Borrower.

(Z)       Future Warrants. With respect to any warrant issued to the BDC and transferred to the Borrower pursuant to the Transaction Document, such warrant shall either be re-issued in the name of the Borrower or a warrant assignment agreement, in such form agreed to by the Borrower and the Agent, shall have been executed by the related Obligor, the BDC and the Borrower and shall, if such warrant is in bearer form, be affixed to such warrant.

(e)                Section 6.1(D) of the Credit Agreement is hereby amended by adding the following to end thereof:

"provided, further, that the failure of the Borrower to comply with Section 5.1(Y) hereof shall be an Event of Default without notice or knowledge and with no cure period."

(f)                 Schedule I (Eligibility Criteria) of the Credit Agreement is hereby amended by:

a.	deleting item (k) in its entirety and replacing it with "[Reserved]"; and

b.	deleting item (z) in its entirety and replacing it with:

(z)       such Asset has not been modified, except as agreed to by the Agent;

Section 3.       Conditions to Effectiveness.

The effectiveness of Section 2 of this Amendment is subject to the satisfaction of all of the following conditions precedent.

(a)        The parties hereto shall have executed and delivered this Amendment.

(b)       The representations and warranties set forth in Section 4 hereof shall be true and correct.

(c)       No Potential Default, Event of Default, Early Amortization Event, Potential Early Amortization Event or Servicer Termination Event has occurred and is continuing or would exist after giving effect to this Amendment.

(d)       The Borrower shall have paid all fees and expenses of the Agent, the Lenders and their counsel in connection with this Amendment.

(e)       Legal matters incident to the execution and delivery of this Amendment shall be satisfactory to the Agent and its counsel.

Section 4.       Representations and Warranties.

In order to induce the Agent to enter into this Amendment, the Borrower hereby represents and warrants to the Agent, as of the date hereof, that:

(a)                the execution, delivery and performance of this Amendment have been duly authorized by all necessary action on the part of, and duly executed and delivered by the Borrower, and this Amendment is a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as the enforcement thereof may be subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether such enforcement is sought in a proceeding in equity or at law);

(b)                the execution, delivery and performance by it of this Amendment are within its powers, and do not conflict with, and will not result in a violation of, or constitute or give rise to an event of default under (i) any of its organizational documents, (ii) any agreement or other instrument which may be binding upon it, or (iii) any law, governmental regulation, court decree or order applicable to it or its properties; and

(c)                it has all powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted except where the failure to obtain such licenses, authorizations, consents and approvals would not result in a Material Adverse Effect.

Section 5.      Execution in Counterparts.

This Amendment may be executed in counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. Delivery of an executed counterpart by facsimile or electronic means shall be equally effective as delivery of an originally executed counterpart.

Section 6.       Governing Law.

This Amendment shall, in accordance with Section 5-1401 of the General Obligations Law of the State of New York, be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of law principles thereof that would call for the application of the laws of any other jurisdiction. Any legal action or proceeding with respect to this Amendment may be brought in the courts of the State of New York (New York County) or of the United States for the Southern District of New York, and by execution and delivery of this Amendment, each of the parties hereto consents, for itself and in respect of its property, to the exclusive jurisdiction of those courts. Each of the parties hereto irrevocably waives any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, or any legal process with respect to itself or any of its property, which it may now or hereafter have to the bringing of any action or proceeding in such jurisdiction in respect of this Amendment or any document related hereto. Each of the parties hereto waives personal service of any summons, complaint or other process, which may be made by any other means permitted by New York law.

Section 7.      Waiver of Jury Trial.

All parties hereunder hereby knowingly, voluntarily and intentionally waive any rights they may have to a trial by jury in respect of any litigation based hereon, or arising out of, under, or in connection with, this Amendment, or any course of conduct, course of dealing, statements (whether oral or written) or actions of the parties in connection herewith or therewith. All parties acknowledge and agree that they have received full and significant consideration for this provision and that this provision is a material inducement for all parties to enter into this Amendment.

Section 8.      Effect of Amendment; Reaffirmation of Transaction Documents.

Except as specifically amended, waived or otherwise modified herein, the terms and conditions of the Credit Agreement and all other Transaction Documents and any other documents, instruments and agreements executed and/or delivered in connection therewith, shall remain in full force and effect and, subject to such amendments, waivers and modifications herein set forth, are hereby ratified and confirmed. The Borrower hereby repeats and reaffirms all representations and warranties made to the Agent and the Lenders in the Credit Agreement and the other Transaction Documents on and as of the date hereof (and immediately after giving effect to this Amendment) with the same force and effect as if such representations and warranties were set forth in this Amendment in full (except to the extent that such representations and warranties relate expressly to an earlier date, in which case such representations and warranties were true and correct as of such earlier date).

[Signature Pages Follow]

In Witness Whereof, the parties hereto have caused this Amendment to be executed and delivered as of the date first above written.

CREDIT SUISSE AG, NEW YORK BRANCH,
as Agent

By:	/s/ Enrique Flores
Name: Enrique Flores
Title: Vice President

By:	/s/ Patrick J. Hart
Name: Patrick J. Hart
Title: Director

TRINITY FUNDING 1, LLC,
as Borrower

By:	/s/ Susan Echard
Name: Susan Echard
Title: Chief Financial Officer and Treasurer

[Signature Page to Trinity Second Amendment to Credit Agreement]